Press Information
For Immediate Release

Vitro strengthens its top financial management

Garza García, Nuevo León, August 11, 2003.- Vitro, S.A. de C.V. (NYSE: VTO; BMV: Vitro A) announced today that in order to continue strengthening its financial position, reinforce its commitment to establish efficient processes and reduce costs and expenses, Chief Executive Officer, Federico Sada, informed that starting on August 18, the current responsibilities of the Chief Financial Officer will be split and undertaken by the Executive Vice President of Administration and the Chief Financial Officer.

Claudio Del Valle, will be the new Executive Vice President of Administration. The offices of the Comptroller and Tax, e-business and MIS, Procurement, and the Administration and Finance Departments of the various business units, will continue reporting to him.

Alvaro Rodríguez has been designated as Chief Financial Officer, and the Corporate Financing and Treasury area will report to him.

Alvaro Rodríguez joins Vitro after a successful financial career in leading Mexican companies. He has been CEO of Farmacias Benavides and Vice President of Finance and Administration (CFO) of Grupo Elektra S.A. de C.V. He holds a B.A. in Economics from the Instituto Tecnologico Autonomo de Mexico (ITAM) and an MBA from Harvard Business School.

By strengthening its financial team, Vitro will be able to continue developing a specialized and thorough work in its financial operations, maintaining a healthy financial structure to increase its businesses profitability, and reinforcing a firm expenses and investment discipline.

In addition, this structure will allow the company to keep on complying with the accounting guidelines and rules established by the Securities authorities and to implement policies in order to achieve the companies business strategies aimed to meet the investors expectations.

Federico Sada reiterated the commitment shared by everyone in Vitro to maintain the company’s leadership based on its values, such as customer’s orientation, quality, creativity and innovation, team work, and integrity. Sada pointed out that, despite the adverse economic environment faced in the last months, it is necessary to undertake additional efforts for Vitro to increase its profitability and productivity ratios for the second half of year 2003.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Jorge Torres Vitro, S. A. de C.V. +52 (81) 8863-1258/1240 bemartinez@vitro.com jtorres@vitro.com	(U.S. Contacts): Alex Fudikis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Alex fudikis@breakstoneruth.com sborinelli@breakstoneruth.com